PRESS RELEASE October 12, 2026
Share buybacks in Ericsson during the
period October 5 – October 9, 2026
During the period October 5 – October 9, 2026, Telefonaktiebolaget LM Ericsson (publ)
(“Ericsson”) (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN:
SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
05/10/2026	1,984,000	93.3022	185,111,564.80
06/10/2026	1,576,288	93.7787	147,822,239.47
07/10/2026	2,044,000	94.8398	193,852,551.20
08/10/2026	2,063,000	94.8417	195,658,427.10
09/10/2026	250,000	95.6337	23,908,425.00
Total	7,917,288	94.2688	746,353,207.57
The share repurchases are a part of the share buyback program of up to SEK
15,000,000,000 which Ericsson announced on April 16, 2026, and which runs between April
23, 2026, and March 31, 2027, at the latest. The Board of Directors intends to propose to the
2027 Annual General Meeting that the repurchased shares, other than those used to fulfil
Ericsson’s obligations under its share-related incentive programs, are cancelled.
The share buyback program is executed in accordance with the Regulation (EU) No
596/2014 of the European Parliament and of the Council on market abuse (MAR) and the
Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR
(the Safe Harbour Regulation).
All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank
Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.
Following the repurchases above, Ericsson’s holding of treasury stock amounts to
125,805,951 Class B shares. There are in total 3,371,351,735 shares in Ericsson,
261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

PRESS RELEASE October 12, 2026
NOTES TO EDITORS:
FOLLOW US:
Subscribe to Ericsson press releases
Subscribe to Ericsson blog posts
https://x.com/ericsson
https://www.facebook.com/ericsson
https://www.linkedin.com/company/ericsson
MORE INFORMATION AT:
Ericsson Newsroom
media.relations@ericsson.com  (+46 10 719 69 92)
investor.relations@ericsson.com  (+46 10 719 00 00)
Investors
Daniel Morris, Vice President, Head of Investor Relations
Phone: +44 7386 657217
E-mail: investor.relations@ericsson.com
Lena Häggblom, Director, Investor Relations
Phone: +46 72 593 27 78
E-mail: lena.haggblom@ericsson.com
Media
Ralf Bagner, Head of Media Relations
Phone: +46761284789
E-mail: ralf.bagner@ericsson.com
ABOUT ERICSSON:
Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises.
Together with our customers and partners, we make the digital world of tomorrow a reality.
www.ericsson.com